Exhibit 21

As of December 31, 2018

        A table of subsidiaries of Liberty Expedia Holdings, Inc. is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business. Subsidiaries not included in the table are inactive or, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Entity Name	Domicile
Bodybuilding.com (UK) Ltd.	England & Wales
Bodybuilding.com Sociedad de Responsibilidad Limitada	Costa Rica
Bodybuilding.com's Lift Life Foundation Inc. (fka Lift Life Foundation, Inc.)	ID
Expedia Group, Inc.	WA
Higher Power Nutrition Common Holdings, LLC	DE
Hopkins Real Estate Investment, LLC	ID
LEXE Marginco, LLC	DE
LEXEB, LLC	DE
Liberty Protein, Inc.	DE
Vitalize, LLC (fka Bodybuilding.com, LLC)	DE